

July 3, 2013

<u>Via E-mail</u>

Peter Flint
Chief Executive Officer
Trulia, Inc.
116 New Montgomery Street, Suite 300
San Francisco, CA 94105

Re: Trulia, Inc.
     Form S-4
     File No. 333-189226
     Filed June 11, 2013

Dear Mr. Flint:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Questions and Answers About the Special Meeting, page 1</u>

1.   On page 121, you state that a 10% decline in your stock price may trigger the merger consideration adjustment and increase the amount of cash consideration by $322,000. Throughout the filing, please disclose the price of your common stock that would trigger the merger consideration adjustment. In addition, demonstrate the resulting impact on merger consideration to holders of common stock, and holders of stock options, stock appreciation rights and restricted stock units for a range of stock prices. Finally, clarify that the merger consideration adjustment would be triggered by a drop in your stock price because your stock price is part of the formula used to determine the merger consideration given to holders of Market Leader equity awards.

Where You Can Find More Information, page 240

2.   Please incorporate by reference from Market Leader's Form 8-K filed on May 9, 2013.

Exhibits and Financial Statement Schedules, page II-3

3.   Note (a) references omitted schedules and exhibits to your Agreement and Plan of Merger. Please file a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Peter Flint
Trulia, Inc.
July 3, 2013
Page 3

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3428
with any questions.

                                                Sincerely,

                                                /s/ Evan S. Jacobson

                                                Evan S. Jacobson
                                                Attorney-Advisor

cc: <u>Via E-mail</u>
        Rezwan D. Pavri, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.